Mercedes-Benz Auto Receivables Trust 2023-2
Investor Report
Collection Period Ended   31-Oct-2023

Amounts in USD

Dates

Collection Period No.	1			
Collection Period (from... to)	1-Sep-2023	31-Oct-2023		
Determination Date	13-Nov-2023			
Record Date	14-Nov-2023			
Distribution Date	15-Nov-2023			
Interest Period of the Class A-1 Notes (from... to)	25-Oct-2023	15-Nov-2023	Actual/360 Days	21
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	25-Oct-2023	15-Nov-2023	30/360 Days	20

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	292,010,000.00	292,010,000.00	207,470,587.87	84,539,412.13	289.508620	0.710491
Class A-2 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-3 Notes	467,620,000.00	467,620,000.00	467,620,000.00	0.00	0.000000	1.000000
Class A-4 Notes	83,110,000.00	83,110,000.00	83,110,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,310,360,000.00**	**1,310,360,000.00**	**1,225,820,587.87**	**84,539,412.13**		
Overcollateralization	33,622,415.40	33,622,415.40	33,599,560.39			
Adjusted Pool Balance	1,343,982,415.40	1,343,982,415.40	1,259,420,148.26			
Yield Supplement Overcollateralization Amount	76,016,708.61	76,016,708.61	70,797,280.40			
Pool Balance	**1,419,999,124.01**	**1,419,999,124.01**	**1,330,217,428.66**			

	Amount	Percentage
Initial Overcollateralization Amount	33,622,415.40	2.50%
Target Overcollateralization Amount	33,599,560.39	2.50%
Current Overcollateralization Amount	33,599,560.39	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	84,539,412.13	289.508620
Class A-2 Notes	5.920000%	1,537,950.22	3.288889	1,537,950.22	3.288889
Class A-3 Notes	5.950000%	1,545,743.89	3.305556	1,545,743.89	3.305556
Class A-4 Notes	6.010000%	277,495.06	3.338889	277,495.06	3.338889
Total		**$3,361,189.17**		**$87,900,601.30**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	87,455,986.60	(1) Total Servicing Fee	2,366,665.21
Interest Collections	16,547,466.63	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	1,658,081.77	(2) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
Recoveries	0.00		
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	3,361,189.17
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	82,047.01	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**105,743,582.01**	(6) Regular Principal Distributable Amount	84,539,412.13
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**105,743,582.01**	(8) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (2)]	0.00
		(9) Excess Collections to Certificateholders	15,476,315.50
		Total Distribution	**105,743,582.01**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	2,366,665.21	2,366,665.21	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	3,361,189.17	3,361,189.17	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	1,537,950.22	1,537,950.22	0.00
thereof on Class A-3 Notes	1,545,743.89	1,545,743.89	0.00
thereof on Class A-4 Notes	277,495.06	277,495.06	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	3,361,189.17	3,361,189.17	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	84,539,412.13	84,539,412.13	0.00
Aggregate Principal Distributable Amount	84,539,412.13	84,539,412.13	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,359,956.04
Reserve Fund Amount - Beginning Balance	3,359,956.04
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	2,690.74
minus Net Investment Earnings	2,690.74
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,359,956.04
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	2,690.74
Net Investment Earnings on the Collection Account	79,356.27
Investment Earnings for the Collection Period	82,047.01

Notice to Investors

The fair value of the Notes and the Certificates on the Closing Date is summarized as follows:

Class A-1 Notes $288M (20.3%), Class A-2 Notes $468M (32.9%), Class A-3 Notes $468M (32.9%), Class A-4 Notes $83M (5.8%), Certificates $114M (8.1%), Total $1,421M (100.0%*).

The Depositor must retain a percentage interest in the Certificates with a fair value of at least 5% of the aggregate fair value of the Notes and Certificates, or $71,029,361, according to Regulation RR.

*Percentages don't add up due to rounding.

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,419,999,124.01	29,224
Pool Balance beginning of Collection Period	1,419,999,124.01	29,224
Principal Collections	49,545,382.57	
Principal Collections attributable to Full Pay-offs	37,910,604.03	
Principal Purchase Amounts	0.00	
Principal Gross Losses	2,325,708.75	
Pool Balance end of Collection Period	1,330,217,428.66	28,418
Pool Factor	93.68%	

	As of Cutoff Date	Current
Weighted Average APR	7.07%	7.09%
Weighted Average Number of Remaining Payments	58.10	55.60
Weighted Average Seasoning (months)	10.12	12.51

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,324,054,911.03	28,313	99.54%
31-60 Days Delinquent	5,137,759.38	89	0.39%
61-90 Days Delinquent	1,024,758.25	16	0.08%
91-120 Days Delinquent	0.00	0	- %
Total	1,330,217,428.66	28,418	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.077%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

	Current		Cumulative	
Losses (1)	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	2,325,708.75	40	2,325,708.75	40
Principal Net Liquidation Proceeds	1,652,132.49		1,652,132.49	
Principal Recoveries	-		-	
Principal Net Loss / (Gain)	673,576.26		673,576.26	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.294%
Prior Collection Period	NA
Second Prior Collection Period	NA
Third Prior Collection Period	NA
Four Month Average	0.294%

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.047%
Average Net Loss / (Gain)	16,839.41

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.